Deep Medicine Acquisition Corp.

595 Madison Avenue, 12th Floor

New York, NY 10017

December 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Re:	Deep Medicine Acquisition Corp.
Amendment No. 6 to Registration Statement on Form S-4
Filed December 20, 2023
File No. 333-273548

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Deep Medicine Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on December 27, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Humphrey P. Polanen
Humphrey P. Polanen
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP